Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Purchasing 3.2 Million Shares of Cogeco Cable Inc. and 1.6
     Million Shares of Cogeco Inc.

     TORONTO, Nov. 26 /CNW/ - Rogers Communications Inc. announced today that it has entered into agreements to purchase 3,200,000 subordinate voting shares of Cogeco Cable Inc. and 1,623,500 subordinate voting shares of Cogeco Inc.
pursuant to private agreements with third parties.
     Rogers Communications is acquiring the subordinate voting shares of
Cogeco Cable Inc. at a cash purchase price, excluding commissions, of $36.43 per share, for aggregate consideration of $116.6 million. Rogers
Communications is acquiring the subordinate voting shares of Cogeco Inc. at a cash purchase price, excluding commissions, of $28.61, for aggregate consideration of $46.4 million. RCI is acquiring the Cogeco Inc. shares and the Cogeco Cable Inc. shares for investment purposes. RCI has no current intention of acquiring ownership of or control or direction over any additional Cogeco Inc. or Cogeco Cable Inc. shares but reserves the right to acquire additional shares of Cogeco Inc. or Cogeco Cable Inc., to sell all or any portion of its holding of such shares or to enter into derivative or other transactions with respect to the shares owned by it. This press release is being issued as required under the early warning requirements of applicable securities laws.
     The Cogeco Cable Inc. shares being acquired represent approximately 9.7%
of the outstanding Cogeco Cable Inc. subordinate voting shares. After giving effect to these purchases, Rogers Communications will own 9,795,675 subordinate voting shares of Cogeco Cable Inc. representing approximately
29.8% of the subordinate voting shares and approximately 20.2% of the equity of Cogeco Cable Inc.
     The Cogeco Inc. shares being acquired represent approximately 10.9% of the outstanding Cogeco Inc. subordinate voting shares. After giving effect to these purchases, Rogers Communications will own 5,023,300 subordinate voting shares of Cogeco Inc. representing approximately 33.6% of the subordinate voting shares and approximately 29.9% of the equity of Cogeco Inc.

     About the Company:

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider. Through Cable, we are one of Canada's leading providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock
Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Bruce M. Mann, Rogers Communications, (416)
935-3532; Dan Coombes, Rogers Communications, (416) 935-3550/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 16:26e 27-NOV-09